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SEC FILE NUMBER
~~8-44765~~ 8-14715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hornor Townsend & Kent, Inc.**

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Dresher Road
(No. and Street)

Horsham (City) **Pennsylvania** (State) **19044** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stacey N. Polakowski **(215) 956 - 8208**
(Area Code - Telephone No.)


RECEIVED
MAR 1 2007
WASH. D.C.
202
SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

Two Commerce Square Suite 1700 (Address) **Philadelphia** (City) **Pennsylvania** (State) **19103** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See section 240.17a-5(e)(2).*

3/29/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

OATH OR AFFIRMATION

I, **Richard Miller**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hornor Townsend & Kent, Inc.**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Marianne C. Bechtel, Notary Public
Horsham Twp., Montgomery County
My Commission Expires Dec. 26, 2009
Member, Pennsylvania Association of Notaries

Notary Public

Signature

CEO/President
Title

This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hornor, Townsend & Kent, Inc. and Subsidiaries
Index
December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
Hornor, Townsend & Kent, Inc. and Subsidiaries:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Hornor, Townsend & Kent, Inc. and Subsidiaries (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 28, 2007

Hornor, Townsend & Kent, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 7,564,270
Restricted cash and deposits with clearing organization	75,000
Receivables from brokers/dealers and clearing organizations	1,700,228
Commissions receivable	1,477,652
Equipment and capitalized software, at cost (net of accumulated depreciation of $933,160)	190,850
Prepaid expenses and other assets	814,439
Deferred tax assets	74,843
Total assets	$ 11,897,282
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 1,982,669
Accounts payable and accrued expenses	2,021,761
Total liabilities	4,004,430
Stockholder's Equity	
Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	16,658,264
Accumulated deficit	(8,766,412)
Total stockholder's equity	7,892,852
Total liabilities and stockholder's equity	$ 11,897,282

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Basis of Presentation

Hornor, Townsend & Kent, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual"). The Company has three wholly owned subsidiaries, HTK of Delaware, Inc., HTK Insurance Agency, Inc., and HTK Insurance Agency of Ohio. These companies perform duties in relation to joint venture partnerships and insurance selling requirements. The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products.

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, money market instruments and other debt securities purchased with a maturity of 90 days or less.

Restricted Cash and Deposits with Clearing Organizations
Restricted Cash represents cash in a bank account established for the benefit of customers in accordance with section (k)(2)(i) of the Securities Exchange Act Rule 15c3-3. These funds were set aside to cover potential obligations to customers who may have been overcharged commissions due to possible breakpoint discounts that may not have been delivered.

Restricted Cash also includes $50,000 in deposits made to Pershing LLC, HTK's Clearing Organization.

Receivable from Broker/Dealers and Clearing Organization
Receivable from broker/dealers and clearing organization includes a receivable from Pershing, LLC in the amount of $1,700,228 at December 31, 2006. The Company clears certain of its customer transactions through Pershing, LLC on a fully disclosed basis. The amount receivable from the clearing broker relates to commissions and other fees earned for the aforementioned transactions.

Equipment and Capitalized Software
Equipment is recorded on an historical cost basis and is depreciated on a straight-line basis over the estimated useful lives of the assets. A straight line method of depreciation is used, generally with a three year useful life on computer software and equipment.

Securities Transactions
Securities transactions and related commissions are recorded on a trade-date basis.

Annuities Sales
Annuities transactions and related commissions are recorded upon acceptance by the insurance company.

Federal Income Taxes
The Company files a consolidated federal income tax return with Penn Mutual. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. The federal income tax provision or benefit is limited to the extent the Company's results of operations increase or decrease the consolidated tax liabilities of Penn Mutual. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized. The Company believes that deferred tax assets at December 31, 2006 are realizable.

The Company had a federal income tax payable to Penn Mutual of $410,115 at December 31, 2006. This amount is included in accounts payable and accrued expenses on the consolidated statement of financial condition.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Significant Revenue Relationships
HTK considers significant revenue relationships to be relationships who account for 10% or more of total revenue. In 2006, two companies accounted for approximately 55% of total revenue. No other companies accounted for more than 10% of total revenue.

3. Related Party Transactions

HTK supports Penn Mutual's professional agents and financial advisors and sells Penn Mutual Variable Life and Variable Annuity Products. At December 31, 2006, an amount of $78,364 was receivable from Penn Mutual.

Under the terms of an expense allocation agreement, the Company reimbursed Penn Mutual for services provided on behalf of the Company, including direct and allocated expenses. As of December 31, 2006, all amounts owed to Penn Mutual under this agreement had been paid.

As a marketing allowance, the Company pays an 85% ratio of commission expense on commission revenue. After commissions are paid to registered representatives the residual value is paid to Penn Mutual. For the year ended December 31, 2006, an amount of $154,945 was payable from Penn Mutual under this allowance.

4. Credit Risk

In the event a customer of the Company is unable to fulfill their contracted obligations related to a security trade, the Company's clearing agent may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing agent on behalf of a customer of the Company is charged to the Company.

The Company clears approximately 40% of their securities transactions through a clearing broker. Accordingly, a substantial portion of the Company's credit exposures are concentrated with their

clearing broker. In accordance with industry practice, the clearing agent records customer transactions on a settlement-date basis, which is generally three business days after trade date. The clearing agent is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case the clearing agent may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by the clearing agent, on behalf of a customer of the Company is charged to the Company.

The Company seeks to control the risk of loss by requiring customers to maintain margin collateral in compliance with various guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2006, total margin debt was $4,865,988. Collateral held in connection with these transactions was $50,814,504 at December 31, 2006.

5. Income Taxes

The Company had a deferred tax asset of $74,843 at December 31, 2006, and no deferred tax liabilities. Deferred tax assets result primarily from accrued expenses which are not currently deductible for income tax purposes and capitalized software costs which are deductible when paid for income tax purposes.

6. Employee Benefit Plan

The employees of the Company are covered under Penn Mutual's defined benefit retirement plan. Under this arrangement, the Company owed $0 to Penn Mutual as of December 31, 2006. Payments are made regularly throughout the year.

7. Commitments and Contingencies

The Company leases its office from Penn Mutual under a noncancelable operating lease expiring March 31, 2007. The Company expects to renew the lease immediately upon expiration.

At December 31, 2006, aggregate minimum rental commitments under all noncancelable leases through March 31, 2007 was $24,288.

In the normal course of its business, the Company is a defendant in various claims and legal actions arising principally from the activities of registered representatives of the Company. These actions have been considered by the Company in determining reserves necessary to cover probable liabilities. As of December 31, 2006, the Company had accrued liabilities of $245,000 which represents its best estimate for probable losses in connection with these various legal actions. In the opinion of management, the ultimate disposition of pending litigation will not have a material adverse effect on the Company's financial condition, liquidity, or results of operations.

The Company has a remaining liability for potential mutual fund breakpoint refunds to customers in the amount of $5,000 as of December 31, 2006. This amount represents the Company's best estimate of probable refunds in connection with possible overcharges on large mutual fund purchases by its customers. In the opinion of management, the ultimate impact of these refunds will not have a material adverse effect on the Company's financial condition, liquidity, or results of operations.

8. Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions that exceed the federally insured limit of $100,000 per institution. The Company also maintains money market funds that are not federally insured.

9. Equipment and Capitalized Software

Equipment	$ 612,114
Capitalized software	511,896
	1,124,010
Less: Accumulated depreciation and amortization	933,160
	$ 190,850

10. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6? % of aggregate indebtedness or $250,000, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2006, the Company had net capital of $6,451,624 which was $6,182,735 in excess of its requirement of $268,889. The Company's net capital ratio was .63 to 1.

END

Hornor, Townsend & Kent, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2006